Exhibit 99.1

 Corporate Presentation  February 2023  NASDAQ & ASX: IPX  ABN 84 618 935 372

 Disclaimers  4  Forward Looking Statements  Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.  Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.  Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.  Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the company does not undertake any obligation to publicly update or revise any of the forward looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.  Cautionary Statements and Important Information  This presentation has been prepared by the Company as a summary only and does not contain all information about assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to securities. Any investment in the Company should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future.  The Company does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by the Company are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position.  Competent Persons Statements  The information in this document that relates to Exploration Results, Mineral Resources, Production Targets, Process Design, Mine Design, Cost Estimates, and Financial Analysis is extracted from IperionX’s ASX Announcement dated June 30, 2022 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.IperionX.com.  The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Production Target, and related forecast financial information derived from the Production Target included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.  IPERIONX LIMITED ABN 84 618 935 372

 Senior leadership team  Anastasios “Taso” Arima  Co-founder, Director & CEO  Successful entrepreneur, founder of multiple $1billion+ companies,  including most recently Piedmont Lithium (Nasdaq: PLL)  Todd Hannigan  Executive Chairman  25+ years of global experience in natural resources as company founder, CEO, private capital investor, and non-executive director  Toby Symonds  President  30+ years in capital markets, founder of two asset management firms  Scott Sparks  Chief Operating Officer  30+ years in engineering, construction and management  Jeanne McMullin  Chief Legal Officer  25+ years in corporate law experience, previously CLO of start-up tech PE firm  Dominic Allen  Chief Commercial Officer  15+ years commercial experience across the metals and minerals sector  20+yrs senior investment executive, Ex CIO of AMB Capital Partners, Board member global organizations  Board Members  Lorraine Martin  Audit Committee Chair ESG Committee Member  35+yrs senior aerospace exec. with Lockheed Martin, CEO National Safety Council  Board Member; Kennametal  Beverly Wyse  Rem. Committee Member ESG Committee Member  30+yrs senior aerospace exec. with Boeing, Board Member; Heroux-Devtek  Melissa Waller  Rem. Committee Member ESG Committee Member  30+yrs senior finance exec. President of the AIF Institute  Vaughn Taylor  Rem. Committee Chair  4

 Executive Summary  Titan Project  Titanium Scrap Market  4

 All American  Meeting domestic and allied countries needs for titanium across defense and industry  Revolutionary technology with a pathway to lower cost & accelerating demand  Low cost, low carbon and circular titanium to drive increased demand across existing and new industries  Sustainably & circular  Creating a low-to-zero carbon,  fully circular titanium industry  Our vision is to re-shore a 100% recyclable, sustainable and low- cost integrated U.S. titanium metal supply chain  4

IperionX has two core business units to achieve this vision: Minerals and Metals Technology

Minerals business

Upstream U.S. titanium & rare earth deposit
Sustainable extraction & mineral separation

Metals technology business

Downstream U.S. titanium metal manufacturing
100% recyclable, low/zero carbon process



Tennessee Titanium & Rare Earth Deposit
(Titan Project)
Titanium Minerals
(92%+TiO2Rutile & 60%+ TiO2 Ilmenite)
Rare Earth Minerals
(Monazite & Xenotime, Light & Heavy Rare Earths)
Zirconium Minerals
(Zircon)
Co-products
Titanium Scrap or Titanium Minerals
(High & Low O2 Scrap, Rutile, Ilmenite, etc.)
Titanium Metal Technologies
(HAMR)
Low-Cost Titanium Metal Powders
Low-Cost Titanium Metal Products
Closed loop recycling

 The primary challenge for titanium has been the complex, high cost, high emissions, and non-circular supply chain  Titanium Minerals  TiCl4  Reduction & Distillation  (“Kroll”)  Titanium Wire  Chlorination  Titanium Sponge  Specialized Melting (VAR, EBM, Plasma)  Multiple Hot Working Processes  Titanium Ingot  Titanium Mill Products  Titanium Powder  Gas or Plasma Atomization  Current industry - complex mineral to metal supply chain  Non-circular supply chain  0  4  10  20  30  40  50  Stainless Steel Ingot  (20% Recycled)  Aluminum Ingot  (0% Recycled)  Kroll Ti Ingot  (0% Recycled LCA database)  Estimated Life Cycle CO2e Emissions (kg CO2e / kg metal)  High emissions intensity  Carbon emission estimates of stainless steel, aluminum and titanium ingot (via Kroll)  Source for Stainless Steel Ingot figures: International Stainless Steel Forum  Source for Aluminum Ingot figures: International Journal of Life Cycle Assessment  Source for Titanium Ingot figures: EcoInvent Database 3.8

 Source: U.S. Geological Survey  8  The second major challenge is a supply chain dominated by China & Russia, posing a threat U.S. national security  U.S. Airforce  F-35 Lighting  V-22 Osprey  U.S. Army  U.S. Navy  M777 Howitzer  M1 Abrams  SSN774 Virginia Class  LPD17 San Antonio Class  Current titanium defense applications  Global titanium sponge capacity ~72% China & Russia  SPONGE CAPACITY  Metric tons per annum  10,000  5,000  The U.S. closed its last “Kroll” sponge plant in 2020, owned by TIMET in Nevada,  and is now almost 100% reliant on imports

 Our patented and award-winning Hydrogen Assisted Magnesiothermic Reduction (HAMR) process2 is the revolutionary discovery with the potential to solve these challenges  Invented by and based on a scientific discovery in 2016 by Dr. Zak Fang1, Professor of Metallurgical Engineering at the University of Utah  Majority of early funding provided by ARPA-e from within the U.S. Department of Energy  Funding support from the DoE’s Office of Energy Efficiency & Renewable Energy  Funding support from the National Science Foundation  Winner of U.S. Airforce Research Laboratories Grand Challenge for titanium recycling  Winner of U.S. Army’s xTech  Search Award  Hydrogen Assisted Magnesiothermic Reduction (HAMR) of Commercial TiO2 to Produce Titanium Powder with Controlled Morphology and Particle Size, Published in Materials Transactions by the Japan Institute of Metals and Materials, 2016  IperionX holds an exclusive option until the end of 2024 to acquire the HAMR technology and other associated technologies  9

Our industrial pilot facility has proven our revolutionary process and has been validated by government and commercial partners

Industrial Pilot Facility producing titanium powders from 100% scrap feedstock



Funded by DoE's ARPA-E Metals Program & recent capital investment upgrades by IperionX

RICHEMONT

Major European luxury goods manufacturer (Euro ~81 billion market cap[1]) with maisons (brands) including Cartier, Panerai and IWC - IperionX supplying near net shape watch housings to Panerai[2]

CARVER PUMP

Specialized supplier of centrifugal pumps to the U.S. Navy and industry – IperionX introducing US made and recycled titanium pump components for US Navy Applications[3]

U.S. Airforce, Airforce Research Laboratories – IperionX working with AFRL to develop a circular supply chain for additively manufactured titanium parts in the U.S. Airforce[4]

NAVAIR

U.S. Navy's, Naval Air Systems Command – IperionX working with MRL to qualify flight critical replacement parts for U.S. Navy aircraft[5]

NAVSEA

U.S. Navy's, Naval Sea Systems Command – IperionX working with Carver to qualify replacement parts for U.S. Navy surface ships[3]

1. Common market capitalization as of February 6, 2023
2. See ASX announcements dated August 20, 2022 and November 17, 2022 for details
3. See ASX announcement dated February 6, 2023 for details
4. See ASX announcement dated January 18, 2023 for details
5. See ASX announcement dated February 3, 2022 for details

10

We are now scaling into our first commercial facility in 2023

Titanium Demonstration Facility, Halifax County, Virginia


IPERIONX

125tpa (Phase I)
Targeted production rate

Completing detailed design for 125tpa of titanium powder production

Existing 50,000sqf building has sufficient space for rapid modular expansion capacity

~US$20 million
Projected initial capital cost[1]

Phase I capital cost of ~US$20 million including ~US$8 million in capital equipment[1]. ~US$4.5 million of incentives by the State of Virginia and Halifax County's Industrial Development Board[1]

High margin potential

Current titanium powder prices up to US$250/kg – implied revenue potential of ~US$30 million at 125tpa targeted run-rate[1]

Recycling certification and LCA being completed

1. See ASX announcement dated September 28, 2022 for details

11

 We are an economic and sustainable solution to re-shore the  U.S. titanium supply chain  100% U.S. made with the potential to establish facilities in allied countries  13  100% scrap used in production with no need for titanium sponge  Low capital and operating costs in a low risk, modular design  Zero scope 1 & 2 emission with potential for minimal scope 3 emissions  Potential for valuable product range, including titanium scrap-to-product and unique alloys

 Automotive  Consumer electronics  Luxury Goods  Bikes & other mobility  Industrial equipment  Green H2 components  AM  industry  U.S.  defense  We have a wide range of commercial routes to market – from traditional titanium products to high growth additive markets  Titanium Scrap  HAMR  Powder  Powder Metallurgy  Additive Manufacturing  Titanium Billet  Titanium Bar  Titanium Tube  Near Net Shape Products  Casting  Replacements  Titanium Sheet  Titanium Plate  Titanium Wire  Potential target markets  13

N
Paris
Titan Project Tennessee
79
640
Camden
70
Huntingdon
70
New Johnsonville
640
40
Legend
Titan Project
Resource outline
Chemours' New Johnsonville pigment plant
Class I rail
Highways
Silica sand mine
McNairy Sand
IPERIONX
20 km

Future Titan Project integration could re-shore a circular, low cost and sustainable U.S. mineral to metal titanium supply chain

Titan Project, 100% controlled by IperionX, is the largest titanium resource in North America[1], with co-products including rare earths and zircon



Titan Project Titanium Minerals
Alkaline Roast & Hydrolysis
Sustainable TiO₂
HAMR Reduction
Scrap
HAMR Deoxygenation
Closed loop recycling
Titanium Powder
Titanium Products

1. JORC and SK-1300 code compliant

14

We are an industrial technology company which can disrupt the metals sector, with our sights on stainless steel & aluminum

Metal & global market size[1]		Consumer Metal Products	Automotive & Transportation	Construction Materials	Machinery, Equipment, & Electronics	Other
~$201bn	**Stainless steel market** 2021 global stainless steel melt shop production: 56Mtpa	~$76bn 21Mtpa	~$27bn 8Mtpa	~$25bn 7Mtpa	~$16bn 4Mtpa	~$58bn 16Mtpa
~$164bn	**Aluminum market** 2021 global aluminum demand: 67Mtpa	~$38bn 15Mtpa	~$41bn 15Mtpa	~$41bn 17Mtpa	~$38bn 15Mtpa	~$10bn 4Mtpa

[1] Estimated Global Market Summary in USD
Sources: Roskill, International Stainless Steel Forum, Jefferies Equity Research, LME, MEPS, Argus Metals. Pricing as of Q4-2022.

15

 $0.0  $1.0  $2.0  $3.0  $4.0  $5.0  $6.0  $7.0  2021E  2030E  US$ B  Global market for metal AM Powder - by metal  We are also highly leveraged to the growth of the Additive Manufacturing industry – we are the potential “Ink” for 3D printers  $0  $1,000  $2,000  $3,000  $4,000  $5,000  $6,000  $7,000  2020A 2021E 2022E 2023E 2024E 2025E 2026E 2027E 2028E 2029E 2030E  US$ m  Global market for metal AM powder - by jurisdiction  North America  Europe  Asia Pacific  China  Rest of World  Source: SmarTech Analysis research.  Titanium  Steels  Nickel Alloys  Aluminum  Others  16

 We are well-positioned to benefit from government funding and incentives for re-shoring U.S. critical material supply chains  Department of Defense  Department of Energy  U.S. Congress  White House  Defense Production Act Title III funding for Strategic and Critical Minerals  Advanced Materials and Manufacturing Technologies Office funding  Inflation Reduction Act  AM Forward Program  Industrial Base Analysis and Sustainment (IBAS) Program  Advanced Technology Vehicles and Manufacturing Loan Program  CHIPS and Science Act  America Makes  Air Force Research Laboratory funding  Industrial Demonstrations Program  Ukraine Supplemental Appropriations Act  Advanced Manufacturing Production Tax Credit for titanium production  Small Business Innovation Research Program  Critical Materials Research, Development, Demonstration, and Commercialization Application Program  Bipartisan Infrastructure Act  Qualifying Advanced Energy Project Credit  Defense Logistics Agency National Defense Stockpile qualification funding  Consolidated Appropriations Act, 2022  16

Multiple value adding, near term, catalysts

- ☐ **Secure strategic partners for our titanium metal operations**
  - ☑ Test powders and/or prototype parts with prospective customers
  - ☑ Secured customer & government validation
  - ☐ Secure additional customers across auto, consumer electronics and other
- ☐ **Scale-up of titanium metal powder production**
  - ☑ Scale up of titanium pilot plant production
  - ☑ Secured Virginia site for TDF
  - ☐ Complete detailed engineering design of TDF
  - ☐ Large scale furnace hot test & powder production run
  - ☐ TDF+ (expansion to 1,000+tpa) and modular capex & opex
  - ☐ Commence equipment installation at TDF
- ☐ **Progress Titan Project to be construction ready**
  - ☑ Definition of largest titanium mineral resource in U.S.[1]
  - ☑ Scoping study defining highly economic, low cost operation
  - ☐ Feasibility Study level metallurgical report completion
  - ☐ State Mine & NPDES permit
  - ☐ Pre-Feasibility & Feasibility Studies

Corporate overview (NASDAQ / ASX Ticker Symbol: IPX)



10.00
7.50
5.00
2.50
0.00
ADR Price (US$)
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23

Common shares / ADR's (1:10) outstanding	175 million / 17.5 million
Last 10 days - Daily volume (ASX / NASDAQ)	A$330k / US$103k
Market capitalization	US$110 million
Cash (31-Dec)	US$11.5 million
Fidelity Management & Research (FMR)	~10%
Fidelity International (FIL)	~7%
B Riley Financial	~5%
Insider ownership	~30%

1. JORC and SK-1300 code compliant

18

 Executive Summary  Titan Project  Titanium Scrap Market  19

 Our Titan Project is the large scale, simple & sustainable  answer to U.S. critical mineral supply chains  100% owned by IperionX, our Titan Project covers 11,000+ acres of titanium & rare earth rich mineral sands in Tennessee  Infrastructure rich location in the heartland of the U.S.  The largest JORC and SK-1300 code compliant titanium and rare earth  monazite / xenotime resource in the U.S.  Simple, low-cost extraction & processing operations  Sustainable operations with active reclamation  19

 21  0.0  1.0  2.0  3.0  Titan IperionX (Scoping)  Thacker Pass Lithium Americas (PFS)  Fort Cady 5E Advanced Materials (DFS)  Carolina Lithium Piedmont Lithium (BFS)  Rhyolite Ridge Ioneer (DFS)  Tamarack Talon (PEA)  Based on June 2022 Scoping Study. June 2022 Scoping Study projections are based on Q1-2022 price projections and cost estimates in U.S. Dollars. Evaluation was carried out on a 100% equity basis using an 8% discount rate. For further information, see Scoping Study press release dated June 30, 2022.  NPV to CAPEX ratio calculated as published NPV divided by published development CAPEX, and is unadjusted for inflation or different assumptions contained within each company’s  respective technical documents.  Sources: Lithium Americas Thacker Pass Project PFS (link), 5E Advanced Materials Fort Cady Project DFS (link), Piedmont Lithium Carolina Lithium Project BFS (link), Ioneer Rhyolite Ridge Project DFS (link), Talon Metals Tamarack Nickel Project PEA (link)  US$117 million  Average EBITDA1  US$692 million  NPV  8%  1  40%  After-tax IRR1  25 years  Initial life of operations  The Titan Project’s potential economics demonstrate one of the highest NPV- to-CAPEX ratios of advanced U.S. critical mineral development projects  NPV to Capex Ratio2

 22  Based on the results of our Scoping Study, the Titan Project is a potential multi-decade source of U.S. titanium,  with significant rare earth co-product  Geological formation targeted is the McNairy Sand, a massive formation extending North-South through west Tennessee  Projected 25-year initial operational life covers only a small portion of existing landholdings  Potential for additional resource discovery and conversion within land controlled by IperionX  Significant potential for additional land leasing or acquisition could add to further  resource conversion

Simple and conventional extraction and processing to produce multiple high-value product streams including rare earths



90%+ of the sand extracted is returned to void for reclamation
McNairy Sand Ore
Sustainable Mineral Extraction
Wet Concentration Plant
Rare Earth Rich Mineral Concentrate
Rare Earth Flotation Plant
Rare Earth Minerals Monazite / Xenotime
Energy Fuels (NYSE: UUUU) Partnership[1]
Separated Rare Earth Oxides
Ti & Zr rich Mineral Concentrate
Dry Separation Plant
Rutile 93%+ TiO_2
Ilmenite 60%+ TiO_2
Synthetic Rutile Process
Synthetic Rutile 85-90%+ TiO_2
Premium Zircon 66%+ ZrO_2+HfO_2
Zircon Con. 33%+ ZrO_2+HfO_2

- No drilling, no blasting and no harmful chemicals
- Gravity concentration of valuable critical minerals from sand
- Rare earth recovery via benign flotation process, titanium & zircon via dry separation plant (electromagnetic/static)

1. See ASX announcements dated April 22nd, 2021, and update announcement dated March 8th, 2022 for details.

23

 1. See ASX announcements dated April 22nd, 2021, and update announcement dated March 8th, 2022 for details.  23  Rare Earth Minerals from the Titan Project provide a pathway for a  U.S. rare earth supply chain  Titan  Project  Extraction & Processing  RE  Concentrate  Cracking & Leaching  RE Oxide Separation  RE Oxides  RE Oxide to Metal  RE Magnet Alloy  RE Magnets  Upstream  Targeting shovel-ready in 2023 Conventional processing routes  Low CAPEX relative to other projects  Midstream  Cracking & leaching operational today with multibillion dollar replacement value  Separation expected in the coming years via conventional processing  Downstream  Future potential for metallization & magnet alloy manufacturing  Low CAPEX using conventional technology  Potential to use IperionX HAMR technology  MoU signed between IperionX & Energy Fuels (NYSE: UUUU) 1 for development of the REE supply chain from U.S. mineral to oxides

 Source: U.S. Geological Survey, Roskill, WoodMackenzie. Locations shown are approximate.  1. Based on June 30, 2022 Scoping Study.  25  Potential to be a significant source of U.S. heavy rare earth minerals  0  100  200  Annual Tonnes  Titan Project Ann. Avg.  Dy Oxide  North American Demand (2020)  Tb Oxide  68 tpa1  Titan Project projected annual average production of REO-in-  concentrate (first 5 years) v. 2020 North American Demand  300  254 tpa

 Source: US Geological Survey. Locations shown are approximate.  26  A major potential source of  titanium minerals for the paint & pigment industry  U.S. paint & pigment industry is 90+% import dependent on titanium minerals  U.S. domestic consumption of TiO2 pigment in 2021 was approximately  1.1 million tons  Titan Project will produce ~120ktpa of titanium minerals that can be sold  into the paint and pigment industry  Ukraine was a major source of supply of titanium minerals

 1. See ASX announcement dated August 9th, 2022 for details.  27  We are also applying our titanium metal technologies to significantly improve our future mineral products  Pelletize  Hydrogen Sintering  Leach  Tennessee ilmenite  Synthetic rutile  58-60% TiO2  Est. spot price ~US$400+ per tonne  85-90% TiO2  Est. spot price ~US$1,200+ per tonne  High purity iron powder by-product for  LFP battery market  Patent pending, potential net zero  carbon, low-cost process

 Low carbon impact extraction with active reclamation  Focusing on zero carbon power (as processing requires mainly electrical power) to limit carbon intensity  Actively reclaiming voids results in temporary disturbance in any  one area at a time  Focused on sustainable extraction, processing, reclamation and rehabilitation  30  Research into improved rehabilitation programs to return land to a better post operations state  Native warm season grasses experimental plots for improved rehabilitation  Experimental plots investigating carbon sequestration  opportunities during rehabilitation

 Committed to community engagement and education  Since the beginning of IperionX, the strategy has been to engage and educate the communities of Benton, Henry & Carroll counties  IperionX’s team has been extremely active, and over the last few years has  undertaken numerous community outreach programs, including;  Engagement in all major community fairs and programs  Advertising in major community newspapers and local radio stations  Presenting to key leaders in the community  An open door policy where anyone can ask any question  Strong community support and relations is a top priority of IperionX  Benton County  Community Q&A  30  Henry County  Fish Fry

 Mineral Demonstration Facility  for customer and community engagement  Stage 1 (Operational): Initial hydro-cyclones to remove fine (<45 micron) clays from McNairy Sand ore, successfully used to process bulk sample for feasibility study metallurgical testwork  Stage 2 (Operational): Addition of spiral circuits to allow for gravity separation of critical minerals from sand and produce a valuable mineral concentrate  Stage 3 (Targeted Q2 2023): Pilot scale flotation & electromagnetic equipment to produce samples of rare earth minerals, titanium minerals and zircon concentrate  30

 Executive Summary  Titan Project  Titanium Scrap Market  30

Scrap generation in the U.S. titanium supply chain

- A significant amount of scrap is lost, or un-usable, in the current U.S. supply chain
- IperionX's technology provides a potential pathway to sustainably recycle this scrap to produce valuable titanium metal

Titanium supply chain – scrap generation



Manufacturing Scrap
End-of-Life Scrap
Subtractive Manufacturing
Sponge Feedstock
Melting Shops / Ingot Production
Ingots
Milling and Extrusion / Billet Production
Billets and Near-Net-Shape products
Titanium Products
Additive Manufacturing
Machining Scrap
Machining Scrap
Powder scrap, failed builds
End-of-Life Scrap

U.S. titanium scrap supply chain



Scrap 50,000t
Sponge 35,200t
Ingot-Billet-Mill Product
Titanium Scrap 61,500t
Titanium Parts / Components 13,320t
Recycled 24,000t
Export 11,900t
FeTi 2,100t
Lost 10,460t

Source: U.S. Geological Survey (USGS), 2018 data shown

Large volumes of U.S. titanium scrap could be upcycled by IperionX technology into valuable titanium metal

U.S. titanium scrap summary (Metric tons)	2014	2015	2016	2017	2018	2019	2020
Total Titanium Scrap in Circulation	63,100	62,900	64,560	69,600	61,500	62,000	45,000
Titanium Scrap Used in Ingot Feed	50,000	51,000	53,000	58,000	50,000	50,000	35,000
Titanium Scrap Used in Other Industries	13,100	11,900	11,560	11,600	11,500	12,000	10,000
Scrap Generated in Titanium Industry	47,210	48,064	55,214	67,700	48,460	N/A[1]	N/A[1]
Scrap Consumed in Titanium Industry	32,000	32,100	30,300	31,600	24,000	N/A[1]	N/A[1]
Scrap Exported	4,610	6,860	9,720	9,450	11,900	15,000	N/A[1]
Implied FerroTi Scrap Consumption	-	1,200	2,000	4,400	2,100	N/A[1]	N/A[1]
Est. Titanium Industry Unused Scrap	**10,600**	**7,904**	**13,194**	**22,250**	**10,460**	**N/A[1]**	**N/A[1]**
Titanium Industry Scrap Recirculation Rate	78%	84%	76%	67%	78%	N/A[1]	N/A[1]
Titanium Scrap Consumption as % of Scrap in Circulation	49%	49%	53%	55%	61%	N/A[1]	N/A[1]

Source: U.S. Geological Survey (USGS)

1. USGS data publishing format changed in 2019, and no longer publishes sufficiently detailed data to estimate scrap recirculation in this manner. USGS began withholding various sponge, ingot, and scrap data in 2019 to protect proprietary company information. USGS collects its data via voluntary surveys and, beginning in 2021, reported no longer receiving sufficient responses to prepare scrap tonnage estimates.

Further information contact: info@iperionx.com